EXHIBIT No. 3.1

Excerpt from the Minutes of the Special Board Meeting of the Directors of Kings Road Entertainment Inc. on December 3rd 2006

On a motion duly made, a majority of the Board of Directors voted and

RESOLVED: That the Company shall increase the Board from five (5) to seven (7) Directors.

Dated 12/6/06